UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 16, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 16, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                       Date: July 16, 2013
13-23-TR

Teck Announces Schaft Creek Agreement with Copper Fox

Vancouver B.C. - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck") announced today that it has entered into a joint venture agreement with Copper Fox Metals Inc. regarding the Schaft Creek property in northern British Columbia, under which, Teck will hold a 75% interest in Schaft Creek and Copper Fox will hold 25%. Schaft Creek is a copper-gold exploration property situated approximately 80 kilometers south of Telegraph Creek in Northwest British Columbia and approximately 26 km northeast of the Galore Creek property in which Teck holds a 50% interest.

Under the agreement, Teck will make an initial $20 million payment to Copper Fox and has committed to make two additional $20 million payments, the first following a decision to bring the property into production and the second following the completion of mine construction. Teck has also agreed to fund the first $60 million of costs of the joint venture prior to a production decision.  If costs exceed $60 million, Teck will fund Copper Fox’s 25% portion of additional costs. Any additional Teck funding on Copper Fox’s behalf will first proportionately reduce any milestone payments owing, and thereafter will be made by way of loans to Copper Fox.

This agreement replaces the 2002 option agreement between Copper Fox and Teck under which Copper Fox earned an interest in the Schaft Creek property. The property is subject to a 30% net profits interest in favour of Liard Copper Mines Ltd, and portions are also subject to royalties to other parties.

Teck is planning a 10,000 meter drilling program during the 2013 field season focused on exploration, potential resource expansion and geotechnical controls. Any subsequent expenditures will depend on a variety of factors including the results of this season's drilling combined with earlier project work, assessment of project economics and Teck's other capital requirements.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. www.teck.com.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Tel.:604.699.4014
E-mail: greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
E-mail: chris.stannell@teck.com